NEOMDYX MEDICAL CORP.

(formerly known as Corpus Resources Corporation)

1500 E. Tropicana Ave., Suite 100

Las Vegas, Nevada

89119

N E W S   R E L E A S E

Las Vegas, NV –NeoMedyx Medical Corp. (the “Company”) announces that, effective June 15th, 2009, Hye Kyung Lee has resigned as a director of the Company.  Dr. Sungwook Chung was appointed as a director and President of the Company as of June 15th, 2009 and Jai Woo Lee has been appointed as Chairman.

The Company also announces that the name of the Company has been changed from Corpus Resources Corporation to NeoMedyx Medical Corp., effective June 23rd, 2009.

Dated at Las Vegas, Nevada, this 29th day of June, 2009.

ON BEHALF OF THE BOARD OF

CORPUS RESOURCES CORP.

Investor Relations

Peter Lange

1-866-855-1991